Exhibit 99.1

The following disclosure was provided in the Annual Report on Form 10-K for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on November 22, 2006).

ITEM 3.	LEGAL PROCEEDINGS

Overview

We currently are a party to a number of disputes that involve or may involve litigation or other legal or regulatory proceedings. Generally, there are three types of legal proceedings to which we have been made a party:

•	Claims and investigations arising from our continuing inability to timely file periodic reports under the Exchange Act, and the restatement of our financial statements for certain prior periods to correct accounting errors and departures from generally accepted accounting principles for those years (“SEC Reporting Matters”);

•	Claims and investigations being conducted by agencies or officers of the U.S. Federal government and arising in connection with our provision of services under contracts with agencies of the U.S. Federal government (“Government Contracting Matters”); and

•	Claims made in the ordinary course of business by clients seeking damages for alleged breaches of contract or failure of performance and by current or former employees seeking damages for alleged acts of wrongful termination or discrimination (“Other Matters”).

Additional information regarding significant matters of this nature is incorporated by reference herein from Note 11, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements.

Our 2005 Credit Facility contains limits on the amounts of civil litigation payments that we are permitted to pay, as follows: up to $75 million during the 24-month period ending July 18, 2007, and up to $15 million during any twelve consecutive months thereafter, in each case, net of any insurance proceeds. Failure to abide by these limits could result in a default under the credit facility for which, after opportunity to cure the default, outstanding indebtedness under the 2005 Credit Facility could be accelerated.

We currently maintain insurance in types and amounts customary in our industry, including coverage for professional liability, general liability and management and director liability. Based on management’s current assessment, we believe that the Company’s financial statements include adequate provision for estimated losses that are likely to be incurred with regard to such matters.

SEC Reporting Matters

2005 Class Action Suits. In and after April 2005, various separate complaints were filed in the U.S. District Court for the Eastern District of Virginia, alleging that the Company and certain of its current and former officers and directors violated Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act by, among other things, making materially misleading statements between August 14, 2003 and April 20, 2005 with respect to our financial results in our SEC filings and press releases. On January 17, 2006, the court certified a class, appointed class counsel and appointed a class representative. The plaintiffs filed an amended complaint on March 10, 2006 and the defendants, including the Company, subsequently filed a motion to dismiss that complaint, which was fully briefed and heard on May 5, 2006. It is not possible to predict with certainty whether or not we will ultimately be successful in this matter or, if not, what the impact might be.

2005 Shareholder’s Derivative Demand. On May 21, 2005, we received a letter from counsel representing one of our shareholders requesting that we initiate a lawsuit against our Board of Directors and certain present and former officers of the Company, alleging breaches of the officers’ and directors’ duties of care and loyalty to the Company relating to the events disclosed in our report filed on Form 8-K, dated April 20, 2005. On January 21, 2006, the shareholder filed a derivative complaint in the Circuit Court of Fairfax County, Virginia, that was not served on the Company until March 2006. The shareholder’s complaint alleged that his demand was not acted upon and alleges the breach of fiduciary duty claims previously stated in his demand. The complaint also included a non-derivative claim seeking the scheduling of an annual meeting in 2006. On May 18, 2006, following an extensive audit committee investigation, our Board of Directors responded to the shareholder’s demand by declining at that time to file a suit alleging the claims asserted in the shareholder’s demand. The shareholder did not amend the complaint to reflect the refusal of his demand. We filed demurrers on August 11, 2006, which effectively sought to dismiss the matter related to the fiduciary duty claims. On November 3, 2006, the court granted the demurrers and dismissed the fiduciary claims, with leave to file amended claims. The claim seeking the scheduling of an annual meeting remains. We continue to believe, however, that claims for which money damages could be assessed are derivative claims asserted on the Company’s behalf, for which our liability would be limited to attorney’s fees.

SEC Investigation. On April 13, 2005, pursuant to the same matter number as its inquiry concerning our restatement of certain financial statements issued in 2003, the staff of the SEC’s Division of Enforcement requested information and documents relating to our March 18, 2005 Form 8-K. On September 7, 2005, we announced that the staff had issued a formal order of investigation in this matter. We subsequently received subpoenas from the staff seeking production of documents and information including certain information and documents related to an investigation conducted by our Audit Committee.

In connection with the investigation by our Audit Committee, we became aware of incidents of possible non-compliance with the Foreign Corrupt Practices Act and our internal controls in connection with certain of our operations in China and voluntarily reported these matters to the SEC and U.S. Department of Justice in November 2005. Both the SEC and the Department of Justice have indicated they will investigate these matters in connection with the formal investigation described above. On March 27, 2006, we received a subpoena from the SEC regarding information related to these matters. The investigation is ongoing and the SEC is in the process of taking the testimony of current and former employees. For more information about the investigation by our Audit Committee, please see Item 9B, “Other Information.”

Series B Debenture Suit. On September 8, 2005, certain holders of our 2.75% Series B Convertible Subordinated Debentures (the “Series B Debentures”) provided a purported Notice of Default to us based upon our failure to timely file our Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005. On or about November 17, 2005, we received a notice from these holders of the Series B Debentures, asserting that an event of default had occurred and was continuing under the indenture for the Series B Debentures and, as a result, the principal amount of the Series B Debentures, accrued and unpaid interest and unpaid damages were due and payable immediately.

Based on the foregoing, the indenture trustee for the Series B Debentures brought suit against us and, on September 19, 2006, the Supreme Court of New York ruled that we were in default under the indenture for the Series B Debentures and ordered that the amount of damages to be determined subsequently at trial. We believed the ruling to be in error and on September 25, 2006, appealed the court’s ruling and moved for summary judgment on the matter of determination of damages.

After further negotiations, on November 7, 2006, we and the relevant holders of our Series B Debentures filed a stipulation to discontinue the lawsuit. Concurrent with the agreement to discontinue the lawsuit, we entered into a First Supplemental Indenture (the “First Supplemental Indenture”) with The Bank of New York, as trustee, which amends the subordinated indenture governing our 2.50% Series A Convertible Subordinated Debentures due 2024 (the “Series A Debentures”) and the Series B Debentures. The First Supplemental Indenture includes a waiver of our SEC reporting requirements under the subordinated indenture through

October 31, 2008. Pursuant to the terms of the First Supplemental Indenture, effective as of November 7, 2006: (i) the interest rate payable on the Series A Debentures will increase from 3.00% per annum to 3.10% per annum (inclusive of any liquidated damages that may be payable due to the failure to file a registration statement for the Series A Debentures) until December 23, 2011, and (ii) the interest rate payable on the Series B Debentures will increase from 3.25% per annum to 4.10% per annum (inclusive of any liquidated damages that may be payable due to the failure to file a registration statement for the Series B Debentures) until December 23, 2014. The increased interest rates apply to all Series A Debentures and Series B Debentures outstanding.

In connection with the resolution of this matter and so as to cure any lingering claims of default or cross-default, on November 2, 2006, we entered into a First Supplemental Indenture with The Bank of New York, as trustee, which amends the indenture governing our 5.0% Convertible Senior Subordinated Debentures due 2025. The supplemental indenture includes a waiver of our SEC reporting requirements through October 31, 2007 and provides for further extension through October 31, 2008 upon our payment of an additional fee of 0.25% of the principal amount of the debentures. We paid to certain consenting holders of these debentures a consent fee equal to 1.00% of the outstanding principal amount of the debentures. In addition, on November 9, 2006, we entered into an agreement with the holders of our 0.50% Convertible Senior Subordinated Debentures due July 2010, pursuant to which we paid a consent fee equal to 1.00% of the outstanding principal amount of the debentures, in accordance with the terms of the purchase agreement governing the issuance of these debentures.

Government Contracting Matters

Grand Jury Subpoena—California. In December 2004, we were served with a subpoena by the Grand Jury for the United States District Court for the Central District of California. The subpoena sought records relating to twelve contracts between the Company and the U.S. Federal government, including two General Service Administration (“GSA”) schedules, as well as other documents and records relating to our U.S. Federal government work. We have begun to produce documents in accordance with an agreement with the Assistant U.S. Attorney. The focus of the review is upon our billing and time/expense practices, as well as alliance agreements where referral or commission payments were permitted. On July 20, 2005, we were served with a subpoena issued by the U.S. Army, requesting items related to Department of Defense contracts. We have subsequently been served with subpoenas issued by the Inspector General of the GSA. Given the broad scope of the subpoena and the limited information we have received from the U.S. Attorney’s office regarding the status of its investigation, it is impossible to predict with any degree of accuracy how this matter will develop and how it will be resolved.

Travel Rebate Investigation. In December 2005, we executed a settlement agreement with the Civil Division of the U.S. Department of Justice to settle allegations of potential understatement of travel credits to government contracts. Pursuant to the settlement agreement, in December 2005, we paid $15.5 million in the aggregate, including related fees.

Core Financial Logistics System. There is an ongoing investigation of the Core Financial Logistics System (“CoreFLS”) project by the Inspector General’s Office of the Department of Veterans Affairs and by the Assistant U.S. Attorney for the Central District of Florida. To date, we have been issued two subpoenas, in June 2004 and December 2004, seeking the production of documents relating to the CoreFLS project. We are cooperating with the investigation and have produced documents in response to the subpoenas. To date, there have been no specific allegations of criminal or fraudulent conduct on our part or any contractual claims filed against us by the Veterans Administration in connection with the project. We continue to believe we have complied with all of our obligations under the CoreFLS contract. We cannot, however, predict the outcome of the inquiry.

Other Matters

Peregrine Litigation. We were named as a defendant in several civil lawsuits regarding certain software resale transactions with Peregrine Systems, Inc. during the period 1999 and 2001, in which purchasers and other individuals who acquired Peregrine stock alleged that we participated in or aided and abetted a fraudulent scheme by Peregrine to inflate Peregrine’s stock price, and we were also sued by a trustee succeeding the interests of Peregrine for the same conduct. Specifically, we were named as a defendant in the following actions: Ariko v. Moores (Superior Court, County of San Diego), Allocco v. Gardner (Superior Court, County of San Diego), Bains v. Moores (Superior Court, County of San Diego), Peregrine Litigation Trust v. KPMG LLP (Superior Court, County of San Diego), and In re Peregrine Systems, Inc. Securities Litigation (U.S. District Court for the Southern District of California). Our former parent, KPMG, also sought indemnity from us for certain liability it may face in the same litigations, and we had agreed to indemnify them in certain of these matters.

As a result of tentative agreements reached in December 2005, we executed conditional settlement agreements whereby we were to be released from liability in the Allocco, Ariko, Bains and Peregrine Litigation Trust matters and in all claims for indemnity by KPMG in each of these cases. On January 5, 2006, the Company finalized an agreement with KPMG, providing conditional mutual releases to each other from such fee advancement and indemnification claims, with no settlement payment or other exchange of monies between the parties. On January 6, 2006, we filed applications for good faith settlement determinations in Allocco, Ariko, Bains and the Peregrine Litigation Trust matters with respect to the conditional settlements mentioned above. The applications were granted. On April 6, 2006, our former co-defendants filed motions, seeking to appeal the Allocco and Peregrine Litigation Trust rulings. On June 19, 2006, the court denied the motions. Our former co-defendants then appealed to the California Supreme Court. On August 16, 2006, those appeals were denied. We issued settlement payments of approximately $36.9 million in September 2006. An expense relating to these settlement payments was included as part of costs of service in the Consolidated Statement of Operations for fiscal 2004.

We did not settle the In re Peregrine Systems, Inc. Securities Litigation. On January 19, 2005, the In re Peregrine Systems, Inc. Securities Litigation matter was dismissed by the trial court as it relates to us, and on January 17, 2006 the court granted the plaintiffs’ motion for entry of judgment so the plaintiffs can appeal the dismissal in advance of any trial on the merits against the remaining parties.

On November 16, 2004, Larry Rodda, a former employee, pled guilty to one count of criminal conspiracy in connection with the Peregrine software resale transactions that continue to be the subject of the government inquiries. Mr. Rodda also was named in a civil suit brought by the SEC. We were not named in the indictment or civil suit, and are cooperating with the government investigations.

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